

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

FILE NO. 82.4524

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

DEC 3 1 2003
1086

शेयर आणि रो... भाग
मध्यवर्ती कार्याल...
स्टेट बैंक भवन,
मादाम कामा मार्ग
मुंबई 400 021.


03045381

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फ़ॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/VR/2003/ 3722 दिनांक / तारीख / Date : 22.12.2003

FORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/3705 dated the 22nd December, 2003 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बंक
भारतीय स्टेट बैंक
State Bank of India



FILE NO. 82.4524

RECD S.E.C.
DEC 3 1 2003
1088

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/VR/2003/3705

दिनांक / तारीख / Date : 22.12.2003

Dear Sir,

LISTING AGREEMENT : CHANGE IN DIRECTORS

In terms of Clause 30A of the Listing Agreement, we advise that in exercise of the powers conferred by clause(b) of section 19 and sub-section(1) of section 20 of the State Bank of India Act, 1955 (23 of 1955), the Central Government, after consultation with the Reserve Bank of India, appointed Shri Chandan Bhattacharya, Deputy Managing Director, State Bank of India as Managing Director, State Bank of India for the period from 17.12.2003 to 31st January, 2005 i.e., the date of his superannuation or until further orders, whichever is earlier .

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)



SHARES &
BONDS
CORPORATE

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.